

May 21, 2014

<u>Via E-mail</u>
Mark J. Wishner, Esq.
Greenburg Traurig, LLP
1750 Tysons Boulevard
McLean, Virginia 22102

> **Re: Axion International Holdings, Inc.**
> **Schedule TO-I**
> **Filed May 16, 2014**
> **File No. 005-40392**

Dear Mr. Wishner:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Exchange.

Offer to Exchange

General

1.   While the Offer to Exchange contains a table of contents listing page numbers, the actual pages in the Offer to Exchange do not appear to contain page numbers. Page references below refer to the pages assigned to the respective sections in the table of contents.

9. Conditions to Completion of the Offer, page 19

2.   The second sentence of this section appears to reference a specific date but is currently blank. Please revise.

3.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to clause (a) and (b) in this section. Please revise the disclosure to clarify what is meant by a "threatened" action or proceeding and how it may be objectively determinable.

15. Financial Information Concerning the Company

4.   This section indicates that the Company has incorporated by reference the financial information required by Item 1010(a) of Regulation M-A. Please provide in the Offer to Exchange the information required by Item 1010(c)(1) through (4) and, if material 1010(c)(1)(6) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance. In responding to this comment, please also advise us how the Company intends to comply with Exchange Act Rule 14d-4(d) given that the initial Offer to Exchange disseminated to security holders did not contain the required summary financial information.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management is in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

·   the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions